

Mail Stop 7010

February 3, 2009

Via U.S. mail and facsimile

Mr. Adam S. Wimmer
President
Quality Alliance Group, Inc.
13406 Sir Britton Court
Chesterfield, VA 28832

> **RE: Quality Alliance Group, Inc**
> **Form 10 filed on January 5, 2009**
> **File No. 000-53544**

Dear Mr. Wimmer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose if you may be used as a vehicle for a reverse acquisition.

2. Please identify all your promoters and indicate that these are your only promoters. Ensure that you include all of the information about any promoters that is required by Item 401(g) and Item 404 of Regulation S-K.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16

3. We note that footnote (3) to the table discloses the ownership of 65% of the shares of Ray Cene. Please identify all of the persons who have voting and dispositive control of the company's shares that Ray Cene owns.

Item 16. Exhibits, page II-3

4. Please add the promissory notes for your related person transactions in 2008 to the "10" series of exhibits. See Item 601 of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3760 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director